Exhibit 4.90

PROFESSIONAL SERVICES AGREEMENT

This Agreement is entered into this 1st day of June 2007, by and between Integral Energy Management (“IEM”), and Nevada Geothermal Power Company (herein referred to as “Client”), for professional and related services to be provided to Client.

I

SCOPE OF SERVICES

Services shall be provided to Client by IEM pursuant to separate task orders (“Task Orders”). See Exhibit A. Each task or project that Client desires IEM to undertake shall be defined in a separate Task Order signed by the parties to this Agreement. Each such Task Order shall be effective upon execution and shall thereafter become a part of this Agreement. Each Task Order shall be consecutively numbered with the year and sequence number (e.g., 07-01), and include a description of the scope of services to be provided, the time for completion, a budget, and the method of compensation for the services defined in such Task Order.

II

FEES FOR SERVICES

Except as may otherwise be set forth in a specific Task Order, for services provided by IEM to Client pursuant to this Agreement, Client shall pay IEM in accordance with the rates and charges set forth in Exhibit B, “Fees for Services,” attached hereto.

III

BILLING AND PAYMENT

IEM shall submit a monthly statement to Client setting forth the amount due for services and itemizing amounts due for expenses. Client shall pay the full amount of such statement within thirty (30) days after receipt. Any amount billed, not disputed in written form setting forth specific exceptions and unpaid after thirty (30) days from the date of receipt, shall be subject to a late payment charge equal to the lesser of one and one-half (1-1/2) percent or the maximum rate permitted by law, for each month or fraction thereof past due.

IV

INDEPENDENT CONTRACTOR

IEM shall provide services to Client as an independent contractor, not as an employee of Client. IEM shall not have or claim any right arising from employee status.

V

TERMINATION OF AGREEMENT

(a) Unless otherwise terminated as provided herein, this Agreement shall terminate May 31, 2010, (“Expiration Date”). Unless otherwise directed by Client, IEM shall complete Task Orders in effect on the Expiration Date of this Agreement.

(b) Notwithstanding any other provision of this Agreement, either party may terminate this Agreement by giving thirty (30) days' advance written notice to the other party.

(c) Upon termination of this Agreement, IEM shall have no further obligation to provide services to Client. If the Agreement is terminated prior to completion of the services to be provided hereunder, IEM shall render a final bill for services to Client within thirty (30) days after the date of termination, and Client shall pay IEM for all fees earned and expenses incurred prior to the date of termination in accordance with Section III.

VI

INSURANCE

(a) IEM shall maintain in effect at its own expense, employer's liability insurance, one-million dollars ($1,000,000) aggregate of comprehensive general liability insurance (bodily injury and property damage), five-hundred thousand dollars ($500,000) aggregate of comprehensive automobile liability insurance (bodily injury and property damage) with respect to IEM employees and vehicles assigned to the prosecution of work under this Agreement. IEM shall also maintain statutory workers' compensation insurance.

(b) IEM shall obtain and thereafter maintain in effect, if available, such additional insurance as may be requested in writing by Client, the cost of which will be reimbursed by Client.

VII

LIABILITY

(a) IEM shall indemnify and hold harmless Client, its directors, managers, partners, agents, and employees from and against any and all liability, claims, demands, damages, losses, and expenses, including but not limited to attorney's fees, for which IEM is determined to be legally liable resulting from negligent acts, errors, or omissions by IEM, its directors, managers, agents, and employees in performance of services required by this Agreement. Liability, claims, demands, damages, losses, or expenses resulting from the negligent acts, errors or omissions, whether active or passive, by Client, its directors, managers, partners, agents, employees, or by others are excluded from IEM's obligations pursuant to this paragraph.

(b) IEM's obligations to indemnify and hold Client harmless shall be expressly limited to the level of fees paid to IEM under this Agreement, and shall terminate one (1) year after termination of this Agreement.

(c) Client shall indemnify and hold harmless IEM, its directors, managers, agents, and employees from and against any and all liability, claims, demands, damages, losses, and expenses, including but not limited to attorney's fees, for which Client is determined to be legally liable resulting from negligent acts, errors or omissions by Client, its directors, managers, partners, agents, and employees. Liability, claims, demands, damages, losses, or expenses resulting from the negligent acts, errors, or omissions, whether active or passive, by IEM, its directors, managers, agents, employees, or by others are excluded from Client's obligations pursuant to this paragraph.

(d) In the event that Client changes in any way or uses in another project or for other purposes any of the information or materials developed by IEM pursuant to this Agreement, IEM is released from any and all liability relating to their use and Client shall indemnify and hold harmless IEM, its directors, managers, agents, and employees from and against any and all liability, claims, demands, damages, losses, and expenses, including but not limited to attorney's fees, arising out of such changes or use.

(e) Nothing in this Agreement shall be construed to create a duty to, any standard of care with reference to, or any liability to any person not a party to this Agreement.

(f) IEM shall not be liable to Client for incidental or consequential damages.

VIII

SUCCESSORS IN INTEREST

This Agreement shall be binding on, and inure to the benefit of, each party's successors in interest, including their heirs, legatees, assignees, and legal representatives.

IX

WAIVER

Any waiver at any time by either party of its rights with respect to a default under this Agreement, or with respect to any other matters arising in connection with this Agreement, shall not be deemed a waiver with respect to any subsequent default or other matter.

X

SEVERAL OBLIGATIONS

Except where specifically stated in this Agreement to be otherwise, the duties, obligations, and liabilities of the parties are intended to be several and not joint or collective. Nothing contained in this Agreement shall be construed to create an association, trust, partnership, or joint venture or impose a trust or partnership duty, obligation, or liability on or with regard to either party. Each party shall be individually and severally liable for its own obligations under this Agreement.

XI

AMENDMENT

All changes or modifications to this Agreement shall be in writing and signed by both parties.

XII

GOVERNING LAW

This Agreement shall be construed and interpreted according to, and the rights of the parties shall be governed by, the laws of the State of Nevada.

XIII

ATTORNEY'S FEES

If either party becomes involved in litigation arising out of this Agreement or the performance thereof, the prevailing party shall be entitled to reasonable attorney's fees, costs and expenses, in addition to any other relief to which that party may be entitled. This provision shall be construed as applicable to the entire Agreement.

XIV

ENTIRE AGREEMENT

This Agreement constitutes the complete and final expression of the agreement of the parties and is intended as a complete and exclusive statement of the terms of their agreements and supersedes all prior and contemporaneous offers, promises, representations, negotiations, discussions, communications, and agreements which may have been made in connection with the subject matter hereof.

XV

SEVERABILITY

If any provision of this Agreement is found or deemed by a court of competent jurisdiction to be invalid or unenforceable, it shall be considered severable from the remainder of this Agreement and shall not cause the remainder to be invalid or unenforceable. In such event, the parties shall reform this Agreement to replace such stricken provision with a valid and enforceable provision which comes as close as possible to expressing the intention of the stricken provision.

XVI

NOTICES

(a) Any notice, demand, information, invoice, report, or item otherwise required, authorized, or provided for in this Agreement, unless otherwise specified herein, shall be deemed properly given if delivered in person or sent by United States Mail, First Class postage prepaid:

To	Attn: Frank Misseldine
Integral Energy Management.
1755 East Plumb Lane, Suite 101
Reno, NV 89502

To:	Attn: Max Walenciak
Nevada Geothermal Power Company
1755 East Plumb Lane, Suite 220
Reno, NV 89502

(b) All notices shall be deemed effective upon receipt by the party to whom such notice is given.

XVII

SIGNATURE CLAUSE

The signatories hereto represent that they are authorized to enter into this Agreement on behalf of the party for whom they sign.

Nevada Geothermal Power Company	Integral Energy Management
By: /s/ Brian D. Fairbank	By: /s/ Gary Snedaker 6-25-07

EXHIBIT A

TASK ORDER NO. (07-01)

SCOPE OF SERVICES FOR PERMITTING THE FAUKNER GEOTHERMAL POWER PLANT

DATED JUNE 1, 2007

This Task Order defines a Scope of Services, Schedule and Budget for work to be completed by Integral Energy Management (“IEM”) for Nevada Geothermal Power Company (“Client”). This work is performed in accordance with the Professional Services Agreement dated June 1, 2007.

SCOPE OF SERVICES

     1. PROJECT LEAD RESPONSIBLE FOR DEVELOPMENT PERMITS:

-Obtain all permits and licenses necessary to enable financing and construction of the Faulkner 1 power plant to the extent project engineering data is provided by Client. Specifically excluded from this Task Order are well and drilling permits and licenses. -Manage the completion of BLM the Environmental Assessment covering the lease area and the transmission line.

-Coordinating Client activities with the BLM and other state and federal agencies relative to obtaining project permits.

-Coordinating the activities of specialist environmental consultants (flora, fauna, wildlife, birds, insects, archeological, etc.) -In addition to above, identify, schedule and perform all other activities necessary to complete the UEPA permit process.

     2. PROJECT LEAD RESPONSIBLE TO ESTABLISH TRANSMISSION LINE ROUTE, RIGHT OF WAY, AND FOR POWER LINE CONSTRUCTION:

-Coordinate activities with BLM establishing transmission line route -Coordinate land surveys sufficient to prepare easement agreements. -Obtain easement agreements with landowners

-Obtain rights to cross various other established developments and associated easements (Jungo Road, other public and private roads, railroad, private property, Sierra Pacific, gas -pipeline, etc.)

     3 . GENERAL SUPPORT FOR NGP DEVELOPMENT ACTIVITIES

-IEM will provide support to Client for other development activities including land issues, county and state filings, public requests, etc.

SCHEDULE

IEM's services to Client under this Task Order are for the period June 1, 2007 through June 1, 2008.

MILESTONES

IEM will strive to achieve the following milestones:

-BLM approval of ROW, utilization plan and operations plan by 12/31/2007.
-BLM approval of Facility Construction Permit by 12/31/2007.
-Acquisition of all ROW's and easements for the transmission line by 12/31/2007.
-Issuance of all remaining permits and licenses by 3/31/2008.

BUDGET

IEM will be paid a monthly retainer of $15,000 for services required by this task. IEM will report monthly total hours spent on the work. This provision for payment supersedes labor costs in Exhibit B.

If Client exercises early termination of this Task Order pursuant to Agreement Section V, then Client will pay to IEM a termination fee equal to two times the Task Order monthly retainer.

REPORTING

IEM will provide participate in weekly status conferences as scheduled by Client and provide written monthly reports on the status of all work and activities including a schedule of future work. The report should be emailed to Client's project management. IEM will provide copies of permits and licenses to Client's project management as soon these become available.

Timesheets outlining work activities should be submitted on the 1E, and 15th of each month.

PROPOSED STAFFING

Frank Misseldine will perform the above services for IEM.

AUTHORIZATION

This Task Order is authorized and made an attachment to the above-identified Professional Services Agreement through the signatures below.

Authorized By:	Accepted By:
Nevada Geothermal Power Company	Integral Energy Management.

A-7

EXHIBIT B
By:	/s/ Brian D. Fairbank	By:	/s/ Gary Snedaker

Date:	June 20/07	Date:	6-25-07

FEES FOR SERVICES

Professional and support services shall be billed at the following rates:

Frank Misseldine	$125.00 per hour
Larry Bandt	$125.00 per hour
Gary Snedaker	$125.00 per hour

The above rates shall be adjusted each year, commencing June 1, 2008, to reflect the change in rates officially established by IEM.

All travel, food, lodging, and miscellaneous expenses, except automobile mileage, associated with the provision of services hereunder shall be billed at cost. Mileage will be reimbursed at the rate then approved by the Internal Revenue Service.

Client will directly reimburse other contractors or subcontractors required to support the tasks.

Client shall reimburse IEM for any applicable sales tax imposed on services rendered by IEM to Client.